UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Cresco Labs Inc.
(Name of Issuer)

Subordinate Voting Shares
(Title of Class of Securities)

CA22587M1068
(CUSIP Number)

Thomas J. Manning
c/o Cresco Labs Inc.
400 W Erie Street, Suite 110
Chicago, IL 60654
(312) 929-0993

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 9, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. CA22587M1068

1	Names of Reporting Persons:	I.R.S. Identification Nos. of Above Persons (entities only):
Thomas J. Manning

2	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐ (b) ☐

3	SEC Use Only:

4	Source of Funds (See Instructions): PF

5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 269,739,574(1)
	8	Shared Voting Power: --
	9	Sole Dispositive Power: 269,739,574(1)
	10	Shared Dispositive Power: --

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 269,739,574(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11): 20.0%(2)

14	Type of Reporting Person (See Instructions): IN
(1) Represents voting power held based on (i) 500 Proportionate Voting Shares, each of which is entitled to 200 votes per share; (ii) 133,760 Super Voting Shares, each of which is entitled to 2,000 votes per share; and (iii) options to purchase 2,119,574 Subordinate Voting Shares.
(2) Reflects aggregate outstanding voting power of 1,348,397,171 shares as of December 31, 2023, based on the following shares outstanding: (i) 116,121.1 Proportionate Voting Shares, each of which is entitled to 200 votes per share; (ii) 500,000 Super Voting Shares, each of which is entitled to 2,000 votes per share; (iii) 323,051,782 Subordinate Voting Shares, each of which is entitled to 1 vote per share; and (iv) 158,940,757 Special Subordinate Shares, each of which is entitled to 0.00001 votes per share and (v) Thomas J Manning’s 2,119,574 options.

SCHEDULE 13D

CUSIP No. CA22587M1068

Item 1.	Security and Issuer.
This Schedule 13D (this “Schedule 13D”) relates to the subordinate voting shares (the “Shares”) of Cresco Labs Inc., a corporation formed in British Columbia, Canada (the “Issuer”). The address of the principal executive offices of the Issuer is 400 W. Erie Street, Suite 110, Chicago, IL 60654; its telephone number is (312) 929-0993. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background.
(a) This Schedule 13D is being filed by Thomas J. Manning (the “Reporting Person”).

(b) The principal business address for the Reporting Person is c/o Cresco Labs Inc., 400 W. Erie Street, Suite 110, Chicago, IL 60654.

(c) The principal occupation of the Reporting Person is Chairman of the board of directors of the Issuer.

(d) The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been and is not now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a U.S. citizen.

Item 3.	Source and Amount of Funds or Other Consideration.
The Reporting Person used personal funds to pay the $2.00 consideration for the Super Voting Shares of the Issuer described in Item 4 below.

Item 4.	Purpose of Transaction.
On February 9, 2024, the Reporting Person acquired 100,000 Super Voting Shares of the Issuer from Dominic Sergi, a former director of the Issuer, and 33,760 Super Voting Shares from Charles Bachtell, the Chief Executive Officer and a director of the Issuer, for an aggregate purchase price of $2.00. Mr. Sergi elected to transfer the Super Voting Shares described in the foregoing sentence as he no longer serves on the Issuer's board of directors. Mr. Bachtell transferred a portion of his Super Voting Shares to achieve a more balanced distribution of the Super Voting Shares.

The Reporting Person is the Chairman of the Board of Directors of the Issuer. In such capacity, the Reporting Person may engage in communications with the Board of Directors of the Issuer, members of management of the Issuer, other shareholders of the Issuer, financial and legal advisers and other parties regarding the Issuer, including but not limited to its operations, governance and control. In addition, in his capacity as Chairman of the Board, the Reporting Person may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of the instructions to Item 4 of Schedule 13D.

Except as set forth herein, the Reporting Person does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto.

The Reporting Person may, subject to market conditions, seek to increase or decrease his investment, directly or indirectly in the Issuer through the market, privately or otherwise, depending on market conditions or any other relevant factors. Depending on the factors discussed herein, the Reporting Person may, from time to time, acquire additional shares of the Issuer and/or retain and/or sell all or a portion of the shares of the Issuer held by the Reporting Person in the open market or in privately negotiated transactions, and/or may distribute the shares of the Issuer held by the Reporting Person to other entities. Any actions the Reporting Person might undertake will be dependent upon the Reporting Person’s review of numerous factors, including, among other things, the price levels of the shares of the Issuer, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, the Reporting Person’s need for liquidity, and other future developments. Any future acquisitions of shares of the Issuer will be subject to the Issuer’s policies, including its insider trading policy, as applicable.

Item 5.	Interest in Securities of the Issuer.
(a,b) For information regarding beneficial ownership, see the information presented on the cover page of this Schedule 13D.

(c) The Reporting Person has not effected any transactions in the shares of the Issuer in the last 60 days except as set forth in Item 4.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
 Not applicable.

Item 7.	Materials to be Filed as Exhibits.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2024

By:	/s/ Thomas J. Manning
Name:	Thomas J. Manning